

June 8, 2011

Richard A. Hoker
Corporate Controller
Terra Nitrogen Company, L.P.
4 Parkway North
Suite 400
Deerfield, Illinois 60015

> **Re:** **Terra Nitrogen Company, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 033-43007**

Dear Mr. Hoker:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Risk Factors, page 6

1. Please refer to the opening paragraph of the Risk Factor section. In future filings, please delete the second sentence, which refers to additional risks and uncertainties not currently known to you. All material risks should be described. If risks are not deemed material, please do not reference them.

Management's Discussion and Analysis
Results of Operations, page 18

2. Your discussion of the changes in your results of operations is very general. For example, you state that sales decreased from 2008 to 2009 because of a decline in average prices, yet you do not discuss the factors that caused such a significant decline (44% decrease). Please significantly expand your discussion to clearly explain the factors driving the changes in your results of operations. With regard to sales, please

consider a discussion on pricing and volume and the reasons causing changes between periods. Furthermore, please also expand your discussion to provide additional disclosure for the significant volatility in your gross margin percentage from period to period, including quantification of all material factors that cause the change. Please revise accordingly.

Form 10-Q: March 31, 2011

Consolidated Financial Statements

3. From the September 2010 amended General and Administrative Services and Product Offtake Agreement, we note that the partnership would sell all of its output of fertilizer products to CF Industries and this product purchase arrangement became effective January 1, 2011. Furthermore, CF Industries is a related party who owns approximately 75% of your common units. Reference is also made to the disclosure in Note 12 – Related Party Transactions that provides you began selling all of the partnership's fertilizer products to CF Industries beginning in fiscal 2011 at market prices.   In accordance with Rule 4-08(k) of Regulation S-X, related party transactions which affect the financial statements should be identified with amounts stated on the face of the balance sheet, income statement and statement of cash flows. Therefore, please revise your consolidated statements to specifically disclose that all revenue as well as any other accounts (including its amounts) in the consolidated financial statements are identified as transactions with a related party.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters or Susan Block at 202-551-3210 if you

Richard A. Hoker
Terra Nitrogen Company, L.P.
June 8, 2011
Page 3

have questions regarding comment one. Please contact me at 202-551-3380 with any other
questions.

Sincerely,

Lyn Shenk
Branch Chief